SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

ambev 2022

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PERSONAL PRESENTATION



NAME:

EDUARDO LACERDA

ROLE:

BU Brazil President

TIME:

21 YEARS

- BRAZIL **9 YEARS**
- BELGIUM **7 YEARS**
- DOMINICAN REPUBLIC **3 YEARS**
- UNITED STATES **2 YEARS**

AMBEV AS A PLATFORM

Our strategy is built around two unique platforms: BEES for customers and Zé for consumers


24/7
Marketplace Portfolio
Order Algorithm
Credit
Services
Convenience
24/7
Anywhere
Supermarket Price
Cold Beer


Society
Supplier
people
category
supplier
ambev
customer
people
consumer
Consumers
customer
consumer
customer
customer
Customers
supplier
BECK'S
Society
ambev
People
Category
ambev
Supplier
customer
Consumer
People
Customer
SPATEN

AMBEV AS A PLATFORM

Bees and Zé allow us to connect our ecosystem

1 MILLION
customers

MORE THAN 50
Industry partners
in Bees and Zé


INTERFACES
Customers
(all channels)
Consumers
Partners
Suppliers

80 MILLION
consumers

11 THOUSAND
suppliers

AMBEV AS A PLATFORM

10 YP VISION

BEER

BRAHMA, BECK'S, SKOL, Corona, BRAHMA DUPLO MALTE, BOHEMIA, Budweiser, SPATEN


BRANDS
Customers
(all channels)
Consumers
Partners
Suppliers
INTERFACES

NAB

Guaraná Antarctica, Sukita, Pepsi, Tônica Antarctica

FUTURE BEVS

Bodega Dante Robino, mike's, BEATS

AMBEV AS A PLATFORM

10 YP VISION

BEER

BRAHMA · BECK'S · SKOL · Corona
BRAHMA DUPLO MALTE · BOHEMIA · Budweiser · SPATEN MUNICH

NAB

Guaraná Antarctica · Sukita · Pepsi · Tônica Antarctica

FUTURE BEVS

Bodega Dante Robino · mike's · BEATS



BRANDS
Customers
(all channels)
Consumers
Partners
Suppliers
SERVICES

- BEES Bank — Financial services
- Logistics as a Service
- Marketplace

- Marketing Services
- Relationship Program
- Entertainment/Content


Lemon
BEES
1 MILLION
CUSTOMERS


SHOWS
BARS
HIPERMARKETS
RESTAURANTS
LOCAL SUPERMARKETS
NIGHTCLUBS
C STORES
HOTELS
ONLINE
OFFLINE
ECOMMERCE
CONVENIENCE
REWARDS
RELATIONSHIP
EXPERIENCES
ENTERTAINMENT
INSIGHTS
OMNICHANNEL







AMBEV AS A PLATFORM

10 YP VISION

BEER

BRAHMA · BECK'S · SKOL · Corona

BRAHMA DUPLO MALTE · BOHEMIA · Budweiser · SPATEN MUNICH

NAB

Guaraná Antarctica · Sukita · Pepsi · Tônica Antarctica

FUTURE BEVS

Bodega DANTE ROBINO · mike's · BEATS



BRANDS
Customers
(all channels)
Consumers
Partners
Suppliers
SERVICES

- Financial services
- Logistics as a Service
- Marketplace

- Marketing Services
- Relationship Program
- Entertainment/Content

Commercial Strategy

COMMERCIAL PILLARS

PORTFOLIO


SPATEN
BOHEMIA

REVENUE MANAGEMENT


BRAHMA
BOHEMIA

COMMERCIAL PILLARS

PORTFOLIO



REVENUE MANAGEMENT



INDUSTRY OVERVIEW

Frequency of beer consumption above pre-pandemic levels (frequency per week)



2,1
2,1
2,1
2,1
2,1
2,2
2,2
2,2
2,2
2,2
2,3
2,3
2,4
2,3
2,4
2,5
2,4
2,4
2,6
2,5
2,5
2,4
2,5
2,4
2,3
2,5
2,4
,4
2,5
2,6
Ø 2,3
2014
2015
2016
2017
2018
2019
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21

Source: Vigitel (2014-2019) and Toluna (2020-2022)

Per capta consumption with a potential to grow



66
79
76
89
81
50
50
40
L/Cap/Year
Brazil
São Paulo
South
Rio/Espirito Santo
Minas Gerais
Midwest
Northeast
North

Source: LCA IFM nad IBGE

Penetration of beer in Women and Young LDA are below average

	Women	Men	LDA (18-24)
Alcohol	34%	58%	41%
BEER	76%	91%	76%

Source: IPEC

RIGHT PORTFOLIO

Listening to consumers and understanding market trends have allowed us to considerably grow our percentage of net revenue coming from innovations.

LISTENING TO OUR CONSUMERS



H&W
Premiumnize
In Home
Meals
Affordability
Positive Impact
Beyond Beer

%NET REVENUE INNOVATION

MACO ACCREATIVINESS: 111%



Above
20%
2015
2016
2017
2018
2019
2020
21

Source: Sell In / Internal Data

BRAHMOSIDADE

A *Cremosidade* QUE SÓ **BRAHMA** TEM

RIGHT PORTFOLIO

Premiumization trend accelerated Core Plus and HE volume and penetration.

Core + and above gaining Market relevance
(TT Market weight)



23,4%
30,4%
33,3%
2019
2020
2021

Source: Nielsen Retail

Core + and above gaining penetration
(In Home penetration evolution since Q4 2018)



143%
100%
85%
67%
Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21
CORE
VALUE
CORE PLUS AND ABOVE

Source: Nielsen Home Scan

Core Plus



BRAHMA
DUPLO MALTE

High Quality

Sophisticated

Novel

BDM CONSOLIDATED AS #1 IN CORE PLUS SEGMENT in 2021



ANNUAL SEGMENT CAGR OF 24%

2019 -> 2021



SPATEN

High End of the Future



Δ 2019 vs 2021
Becks
Colorado
Corona
Stella Artois
Market Share
Brand Power

Source: Nielsen Retail & Kantar

COMMERCIAL PILLARS

PORTFOLIO



SPATEN
BOHEMIA

REVENUE MANAGEMENT



BRAHMA
ANTARCTICA
BOHEMIA

FROM 2019 TO 2020

Our NR/HL grew below inflation between 2019 and 2021



NR/HL CAGR 5.8%
21 vs 19

IPCA CAGR 7.2%
21 vs 19

Source: Sell In / Internal Data & IPCA IBGE EoP

REVENUE MANAGEMENT

2019 RGB relativity unbalanced our price tree and increased OW weight on bars

ON TRADE Customer Journey

High RGB relativity vs OW impacted On Trade customer journey.



RGB Vs OW Price Relativity
100%
109%
2015
2016
2017
2018
2019

OW growing relevance on ON TRADE



+11pp in 4 years
2015
2016
2017
2018
2019
WGT OW ON Trade

Source: Sell In / Internal Data

REVENUE MANAGEMENT

Ambev RGB, our highest margin packs, kept losing volume year after year

RGB Volume Weight



-14pp in 4 years
2015
2016
2017
2018
2019

Source: Sell In / Internal Data

2019 Packs' Performance

RGB is ABI's Stronghold

Margin:
24 p.p above OW

Share:
16.5 p.p above OW

Source: Sell In / Internal Data & Nielsen Retail

REVENUE MANAGEMENT

In 2020 we adjusted RGB relativities, reshaping our price tree, and recovering relevance in On Trade

WHAT WE DID

New Price Tree



- ✓ Consumer Needs
- ✓ Brand Role
- ✓ Channel Relativity
- ✓ Pack Relativity

RGB vs OW Relativity



-19pp vs 2019
109%
90%
2019
2020
Q1 21
Q2 21
Q3 21
Q4 21

WHAT WE ACHEIVED

RGB Recovered WGT ✓



+1pp
2019
2020
Q1 21
Q2 21
Q3 21
Q4 21

On Trade regained relevance ✓

+150k Buyers



+11pp
2019
2020
Q1 21
Q2 21
Q3 21
Q4 21

Source: Sell In / Internal Data

FROM 2019 TO 2020

Adjustments in price tree impacted our NR/HL CAGR, but were important to solve structural problems and regain On trade momentum.

NR/HL CAGR 21 VS 19	**5.8%**
IPCA CAGR 21 VS 19	**7.2%**

RGB Margin vs OW 19 to Q4 21	**+24p.p -> +15p.p**
ON TRADE Margin vs OFF Trade 19 to Q4 21	**+17p.p -> +8p.p**

Source: Sell In / Internal Data & IPCA IBGE EoP

RGB OPPORTUNITIES

RGB 300mL

Share AMBEV


+ 29,6 p.p
AMBEV TOTAL
AMBEV 300ML

Increase Penetration



- ✓ Out of pocket
- ✓ Affordability
- ✓ In home Occasion

RGB 600mL

Share AMBEV


+ 7,1 p.p
AMBEV TOTAL
AMBEV 600ML

Portfolio Premiumization

2019 2021



RGB 1L

Share AMBEV


+ 16,3 p.p
AMBEV TOTAL
AMBEV 1L

Accelerate Core+ & Premium



Source: 2021 Nielsen Retail

OFF TRADE PACK STRATEGY

Right pack at the right price and channel.

Opportunities

% of Volume by Multipack Size



28
26
22
12
12
3,4
6-8
12
15,18
>19



62
22
8
6
6-8
12
15,18
>19

Source: Internal Data

Pack Strategy

SIMON • KUCHER & PARTNERS
Strategy & Marketing Consultants

Our Framework brings a new way to look pack-price portfolio, focused on the consumer perspective

- **Occasion**
- **Brand**
- **Pack**
- **Price**
- **Channel**

Execution

SMALL FORMAT
PACK 6



MODERN TRADE
PACK 15



CASH & CARRY
PACK 20



VOLUME RESULTS

Strategy implementation have enabled us to achieve all time high volume results


BEER VOLUME
ATH
2014
2015
2016
2017
2018
2019
2020
2021

Source: Sell In / Internal Data

AMBEV AS A PLATFORM

10 YP VISION

BEER

BRAHMA · BECK'S · SKOL · Corona

BRAHMA DUPLO MALTE · BOHEMIA · Budweiser · SPATEN MUNICH

NAB

Guaraná Antarctica · Sukita · Pepsi · Tônica Antarctica

FUTURE BEVS

Bodega DANTE ROBINO · mike's · BEATS



BRANDS
Customers
(all channels)
Consumers
Partners
Suppliers
SERVICES

- BEES Bank — Financial services
- Logistics as a Service
- Marketplace

- Marketing Services
- Relationship Program
- Entertainment/Content

Commercial Strategy

INVESTOR DAY

ambev 2022

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th